Exhibit 99.1

NYSE, TSX: NTR	News Release

October 1, 2018

Nutrien Announces CFO Retirement

Saskatoon, Saskatchewan – Nutrien Ltd. (Nutrien) announced today that the CFO, Wayne Brownlee, after an exceptional career in the sector, has decided to retire October 31, 2018. The company has been working through a succession plan and expects to announce the new CFO by the end of October.

The Board and management team would like to thank Wayne for his many years of leadership. Wayne has made significant contributions towards the creation and financial strength of Nutrien and to predecessor companies which benefited from his guidance and dedication in a career that spanned 40 years.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com